

June 23, 2022

Matthew Brown,
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

>   **Re: Altair Engineering Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 28, 2022**
>   **Form 8-K Furnished May 5, 2022**
>   **File No. 001-38263**

Dear Mr. Brown,:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recurring Software License Rate, page 53

1. Please tell us and revise to explain what the Recurring Software License Rate metric is intended to convey, why such information is useful information to investors, and how management uses this measure in managing or monitoring the performance of your business. Also, as your term licenses are renewed annually, tell us what consideration was given to disclosing your renewal rates for these licenses. Refer to SEC Release 33-10751.

Form 8-K furnished on May 5, 2022

Exhibit 99.1
First Quarter 2022 Financial Highlights, page 1

2.   We note that you disclose Adjusted EBITDA margin and Free Cash Flow but do not
disclose the comparable GAAP measure. Please revise to include the comparable GAAP
measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation
S-K and Question 102.10 of the Non-GAAP C&DIs.

Non-GAAP Financial Measures, page 2

3.   You disclose that the non-GAAP tax adjustments approximate your tax rate excluding
discrete items and other specific events that can fluctuate from period to period. Please
explain to us in greater detail how you arrived at the non-GAAP tax effect and describe
the discrete items and events that were excluded when arriving at the non-GAAP tax rate.
In this regard, we note that the non-GAAP effective tax rates for the quarter ended March
31, 2022 and for the fiscal year ended December 31, 2021 appear to be insignificant
compared to the amount of non-GAAP income before income taxes and are significantly
lower than the federal statutory rate.

4.   We note that in your earnings call you discuss Non-GAAP gross profit, Non-GAAP gross
margin and Non-GAAP operating expenses; however these measures are not reconciled in
your earnings release furnished on Form 8-K. Please ensure that all non-GAAP measure
referred to orally in your earnings calls are reconciled in your earnings release or on your
web site. Refer to Regulation G.

Financial Results, page 8

5.   Please revise to reconcile Adjusted EBITDA to GAAP Net loss, the most comparable
GAAP measure. In this regard, we note that you currently reconcile Adjusted EBITDA to
another Non-GAAP measure, Non-GAAP Net income. Refer to Item 10(e)(1)(i)(B) of
Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

　　　　You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Technology